UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): April 1, 2022

My Racehorse CA LLC

(Exact name of issuer as specified in its charter)

Nevada	83-0848007
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

120 Kentucky Avenue Suite 100 Lexington KY 40508

(Full mailing address of principal executive offices)

909-740-9175

(Issuer’s telephone number, including area code)

Series Palace Foal Interests; Series De Mystique ’17 Interests, Series Martita Sangrita 17 Interests; Series Daddy’s Joy Interests; Series Vertical Threat Interests; Series Shake it Up Baby Interests; Series Tizamagician Interests; Series Power Up Paynter Interests; Series Two Trail Sioux 17 Interests; Series Wayne O Interests; Series Big Mel Interests; Series Amandrea Interests; Series Keertana 18 Interests; Series Sunny 18 Interests; Series Lazy Daisy Interests; Series New York Claiming Package Interests; Series The Filly Four Interests; Series Lane Way Interests; Series Mo Mischief Interests; Series Deep Cover Interests; Series Big Mel Interests (Addtl. 9% Interest); Series Sunny 18 Interests (Addtl. 9% Interest); Series Authentic Interests; Series Storm Shooter Interests; Series Thirteen Stripes Interests; Series Naismith Interests; Series NY Exacta Interests; Series Apple Down Under 19 Interests; Series Just Louise 19 Interests; Series Lost Empire 19 Interests; Series Man Among Men Interests; Series Frosted Oats Interests; Series Tapitry 19 Interests; Series Classofsixtythree 19 Interests; Series Cayala 19 Interests; Series Margaret Reay 19 Interests; Series Awe Hush 19 Interests; Series Exonerated 19 Interests; Series Speightstown Belle 19 Interests; Series Consecrate 19 Interests; Series Latte Da 19 Interests; Series Midnight Sweetie 19 Interests; Series Ambleside Park 19 Interests; Series Athenian Beauty 19 Interests; Series Future Stars Stable Interests; Series Collusion Illusion Interests; Series Got Stormy Interests; Series Social Dilemma Interests; Series Carrothers; Series Going to Vegas; Series Ari the Adventurer 19; Series Wonder Upon a Star 19; Series Echo Warrior 19; Series Silverpocketsfull 19; Series Who’sbeeninmybed 19; Series Into Summer 19; Series Mrs Whistler; Series Race Hunter 19; Series Co Cola 19; Series Vow; Series You Make Luvin Fun 19; Series Miss Sakamoto; Series Courtisane 19; Series Grand Traverse Bay 19; Series Our Miss Jones 19; Series Margarita Friday 19; Series Queen Amira 19; Series Salute to America; Series Desire Street 19; Series Duke of Love; Series War Safe; Series Tufnel; Series Classic Cut; Series Essential Rose 20; Series Who Runs the World; Series Balletic; Series Song of Bernadette 20;Series Daring Dancer 20; Series Grand Traverse Bay 20; Series Chad Brown Bundle

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Title of each class of securities issued pursuant to Regulation A

Item 9.1	Other Events

Series The Filly Four

As of April 1, 2022, Experiential Squared, Inc. (the “Manager”), the manager of My Racehorse CA LLC (the “Company”) is closing the account for Series The Filly Four which has held ownership interests in four 2018 fillies – Shared Empire (Pioneer of the Nile out of Sapucai), Lady Valentine (Into Mischief out of My Lady Lauren), Joyful Addiction (Munnings out of My Sweet Addiction) and Moonlight d’Oro (Medaglia d’Oro out of Venetian Sonata). All four fillies retired from racing for Series The Filly Four and have been sold. Moonlight d’Oro is the final sale as of April 1, 2022.

The Manager will distribute to members of Series The Filly Four such member’s pro rata share of all of the remaining assets, if any, (which only consist of cash) of Series The Filly Four, after accounting for (i) the sales proceeds and remaining balance of unused insurance and unused cash reserves for upkeep fees, training, and prepaid expenses, if any (ii) less related fees, liabilities, and expenses, including but not limited to a due diligence fee, management fee, and offering expenses, if any, owed to the Manager in connection with operating Series The Filly Four (collectively, the “Expenses”).

The Company intends to remit such distributions within sixty (60) days from the date of this Current Report on Form 1-U.

After making the distribution payment, if any, to members of Series The Filly Four, net of any and all Expenses, the Manager intends to terminate and wind-up Series The Filly Four because Series The Filly Four would no longer have any assets or liabilities.

The sale of Moonlight d’Oro was completed via a private sale instead of public auction and this necessitated the amendment of the November 25, 2019 Agreement of Purchase of Sale and Co-Ownership (the “Co-Ownership Agreement”). The amendment to the Co-Ownership Agreement is titled “Addendum to Agreement of Purchase, Sale, and Co-Ownership”, is dated as of March 31, 2022 and is filed as Exhibit 6.1 hereto and incorporated by reference herein.

Forward Looking Statements

The information set forth under Item 9 of this Current Report contains forward-looking statements. These forward-looking statements are not guarantees of future performance and involve risks, uncertainties, and assumptions that are difficult to predict. Forward-looking statements are based upon assumptions as to future events that may not prove to be accurate. Actual outcomes and results may differ materially from what is expressed in these forward-looking statements

Exhibit Index

Exhibit No.	Description

6.1	Addendum to Series The Filly Four Co-Ownership Agreement, March 31, 2022.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MY RACEHORSE CA LLC

Dated: April 5, 2022	By:	Experiential Squared, Inc., its Manager

	By:	/s/ Michael Behrens
Name: Michael Behrens
Title: Chief Executive Officer

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